Exhibit 2

Denison Mines Corp.

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, ON M5G 2C2

Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON OUTLINES 2012 OPERATING PLANS AND RELEASES FINAL 2011

PRODUCTION AND SALES VOLUMES

Toronto, ON – January 16, 2012… Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) announces that its 2012 operating plan forecasts production of 1.4 million pounds U3O8 and 0.6 million pounds V2O5 from its operations in the United States. “The 2012 plan is focused on increasing uranium production, reducing operating costs and growing our resource base through exploration, in particular in the Athabasca Basin in Canada on the Wheeler River project and in Zambia on the 100% owned Mutanga project” said Ron Hochstein, President and CEO of Denison. Unless otherwise stated all figures are in U.S. dollars.

2012 Operating Plans

Production

Denison’s uranium production from its 100% owned White Mesa mill, located in Blanding Utah, is expected to increase over 40% from 2011 production, to an estimated 1.4 million pounds U3O8 from conventional ore and alternate feed sources. In 2012, approximately 900,000 pounds are expected to be produced from ore delivered from the Company’s Beaver, Pandora, Daneros and Arizona 1 mines, while the remainder will be produced from alternate feed production. Ore production from the Company’s Pinenut mine, located in north central Arizona, is expected to begin in May 2012. Vanadium production is projected to be approximately 600,000 pounds V2O5. The decrease in vanadium production compared to 2011 is because the mill is planned to process only non-vanadium ores from Arizona 1 and Daneros, until late 2012. There will be no production from the McClean Lake mill in the Athabasca Basin in Canada, as that mill remains on stand-by in anticipation of resuming operations in 2013 to process Cigar Lake ores.

The cash cost of production is expected to average approximately $33.50 per pound of U3O8 net of vanadium credits, excluding sales royalties and mine stand-by expenditures. The anticipated decline in operating cost, as compared to 2011, is due to the different types of ore that the White Mesa mill is expected to process in 2012 combined with an expected decline in the price of key reagents. Sustaining capital expenditures at the mines and mill facilities are estimated at $15.3 million.

Sales

Uranium sales are forecasted to be approximately 1.6 million pounds of U3O8 of which 730,000 pounds will be sold into long term contracts and the remainder will be sold on the spot market. Vanadium sales are projected to be 500,000 pounds V2O5 in 2012.

Business Development

In 2012 Denison plans to continue to aggressively pursue its exploration and development projects in Canada, the U.S., Mongolia and Zambia. Total expenditures on development and exploration projects in 2012 are estimated at $25.4 million.

In Canada, Denison will manage or participate in nine exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is Cdn$11.7 million of which Denison’s share is Cdn$7.8 million. At Wheeler River, a 28,000 metre winter and summer drill program and geophysical surveys are planned at a total cost of Cdn$6.8 million (Denison’s share Cdn$4.1 million). Exploration work will also be carried out on the Moore Lake, Hatchet Lake, Murphy Lake, Bell Lake, Ahenakew Lake, South Dufferin, McClean Lake and Wolly projects at a budgeted cost of Cdn$4.9 million (Denison’s share Cdn$3.7 million).

In the United States, drilling is planned on the La Sal complex to attempt to expand resources at the Beaver and Pandora mines and on certain of its other properties. The total planned cost of the U.S. exploration program is $1.2 million. In 2011, the exploration program on the La Sal trend identified resources that more than replaced the production from this area last year. In addition to the drilling, the Company plans on preparing mineral resource estimates in accordance with National Instrument 43-101 (“NI43-101”) for the Redd Block area in the La Sal Complex and the Daneros operation in 2012.

In Canada and the U.S., a total of $5.4 million is budgeted to be spent by Denison on development stage projects in 2012. In the United States, development of the Canyon mine is anticipated to move forward late in the first quarter, with the start of shaft sinking planned to begin late 2012. Denison expects to advance permitting for the EZ1/EZ2 deposits in Arizona and the Redd Block mine located west of the Beaver mine in Utah. The cost of these programs is estimated at $4.8 million. In Canada, the McClean North underground development feasibility study is expected to be advanced to include the Sue D and Caribou deposits, along with continued evaluation and approval of the Environmental Assessment for the Midwest development project. Both of these projects are operated by AREVA Resources Canada Inc.

In Zambia, the Company plans to follow up on its successful 2011 drill program on its 100% owned Mutanga project. Mineral resource estimates, based on the 2011 drilling and prepared in accordance with NI43-101 are anticipated to be released late in the first quarter. In April, a 15,000 metre exploration drill program will begin, which will focus on several targets that have been identified near the existing resources. The Zambian program will total an estimated $7.1 million.

In Mongolia, mining licence applications for four of its five license areas were submitted in 2011 and the Company is in the process of acquiring the Russian interest in the Gurvan Saihan Joint Venture, in preparation for restructuring the joint venture to meet the requirements of the Mongolian Nuclear Energy Law. In 2012, a $4.1 million exploration and development program is projected, contingent upon receipt of the mining licences in mid-2012. Included in this budget is a $1.6 million, 17,500 metre exploration program focussed on the Ulziit and Urt Tsav 2011 discoveries. The development activities will include drilling of initial test patterns and pilot plant design.

2011 PRODUCTION AND SALES

Denison’s uranium and vanadium production in 2011 was approximately 1.0 million pounds U3O8 and 1.3 million pounds V2O5 from its White Mesa mill in Utah. The mill resumed processing conventional ore in November of 2011, but production was lower than expected due to more difficult operating conditions with the Daneros ore. The uranium shortfall is expected to be recovered in 2012.

Uranium sales in 2011 totalled 1.1 million pounds U3O8 at an average realized price of $58.04 per pound U3O8. Vanadium sales in 2011 were 1.8 million pounds V2O5 equivalent, at an average realized price of $6.21 per pound V2O5.

About Denison

Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.